NORDICUS PARTNERS CORPORATION

3651 Lindell Road

Suite D565

Las Vegas, NV 8910352

November 27, 2023

Via Edgar Correspondence

Jennie Beysolow, Esq.

Staff Attorney

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nordicus Partners Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed November 13, 2023
File No. 333-274588

Dear Ms. Beysolow:

Nordicus Partners Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 27, 2023, with respect to Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-1 (File No. 333-274588) that was submitted to the Commission on September 19, 2023, and amended by Amendment No. 1 filed on October 24, 2023, and Amendment No. 2 filed November 13, 2023 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 3 to the Registration Statement (“Amendment No. 3”). The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form S-1 filed November 13, 2023

Cover page

1. We note your response to prior comment 1 and reissue. Your revised disclosure does not appear to state that the selling stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act.

Response: We have revised our disclosure to state on the cover page of the prospectus that the selling stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act.

Jennie Beysolow, Esq.

November 27, 2023

Plan of Distribution, page 41.

2. We note your response to prior comment 1 and reissue. You do not appear to have revised to make clear that the Selling Stockholders will sell at a fixed price, as your response indicates.

Response: We have revised our disclosure to make clear that the Selling Stockholders will sell at a fixed price.

Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended June 30, 2023

Note 1 - Organization and Description of Business, page F-18

3. It does not appear you revised your disclosure in the fifth paragraph of note 1 of your interim financial statements on page F-18 to conform to the same disclosure in note 1 of your annual financial statements. Please revise.

Response: We have revised our disclosure in the fifth paragraph on page F-18 of our interim period financial statements to conform to the disclosure in note 1 of our audited financial statements.

Jennie Beysolow, Esq.

November 27, 2023

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at hr@nordicuspartners.com.

Sincerely,

/s/ Henrik Rouf

Henrik Rouf

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC

Encl.